                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                                 (Rule 13d-101)
                                (Amendment No. 1)

                        SUBURBAN LODGES OF AMERICA, INC.
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    864444104
                                    ---------
                                 (CUSIP Number)

                              Leonard Chazen, Esq.
                               Covington & Burling
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 5, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                       (Continued on the following pages)

------------------                                           -------------------
CUSIP NO 864444104                                           Page 2 of 17 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                      Raymond Adam D'Olier French

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                             PF
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Ireland
--------------------------------------------------------------------------------
   Number of      7    SOLE VOTING POWER                       307,839
    Shares
                ----------------------------------------------------------------
 Beneficially     8    SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
Each Reporting    9    SOLE DISPOSITIVE POWER                  307,839
                ----------------------------------------------------------------
  Person With     10   SHARED DISPOSITIVE POWER                470,261
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   778,100
      EACH REPORTING PERSON
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         6.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                   IN
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP NO 864444104                                           Page 3 of 17 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                      Sharwell Securities Trading
                                                    Ltd.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                             OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Jersey, Channel
                                                               Islands
--------------------------------------------------------------------------------
   Number of      7    SOLE VOTING POWER                       197,000
    Shares
                ----------------------------------------------------------------
 Beneficially     8    SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
Each Reporting    9    SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------
  Person With     10   SHARED DISPOSITIVE POWER                197,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   197,000
      EACH REPORTING PERSON
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         1.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP NO 864444104                                           Page 4 of 17 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                      Yeoman International
                                                    Holdings S.A.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                             OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Luxembourg

--------------------------------------------------------------------------------
   Number of      7    SOLE VOTING POWER                       197,000
    Shares
                ----------------------------------------------------------------
 Beneficially     8    SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
Each Reporting    9    SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------
  Person With     10   SHARED DISPOSITIVE POWER                197,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   197,000
      EACH REPORTING PERSON
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         1.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP NO 864444104                                           Page 5 of 17 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                      Kappa Alpha Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                             OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Isle of Man

--------------------------------------------------------------------------------
   Number of      7    SOLE VOTING POWER                       122,574
    Shares
                ----------------------------------------------------------------
 Beneficially     8    SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
Each Reporting    9    SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------
  Person With     10   SHARED DISPOSITIVE POWER                 122,574
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    122,574
      EACH REPORTING PERSON
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         1.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP NO 864444104                                           Page 6 of 17 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                      Hibernian Investment
                                                    Managers Ltd.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                             00
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Ireland

--------------------------------------------------------------------------------
   Number of      7    SOLE VOTING POWER                       150,687
    Shares
                ----------------------------------------------------------------
 Beneficially     8    SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
Each Reporting    9    SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------
  Person With     10   SHARED DISPOSITIVE POWER                150,687
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   150,687
      EACH REPORTING PERSON
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         1.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                   OO
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP NO 864444104                                           Page 7 of 17 Pages
------------------                                           -------------------

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

        On April 20, 2001, the undersigned (the "Reporting Persons") and Mr. Paul R. Coulson (collectively with the "Reporting Persons," the "Soliciting Shareholders") filed a Preliminary Proxy Statement with respect to the Annual Meeting of Shareholders of Suburban Lodges of America, Inc. (the "Company") to be held on April 17, 2001, and any adjournments or postponements thereof (the "Annual Meeting").

        Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 1 to their Statement on Schedule 13D filed on April 16, 2001 (as amended from time to time, the "Schedule 13D") relating to the common stock, par value $.01 per share, of the Company (the "Common Stock"), to amend the sections set forth herein. No amendment is made to sections not set forth below.

ITEM 2. IDENTITY AND BACKGROUND

                A. Item 2(a)-(c)

                I.      Reporting and Controlling Persons

                1. Raymond A. D. French, age 31, is an investment advisor specializing in undervalued public companies. Mr. French's address is 350 West 50th Street, 23F, New York, New York 10019. He has experience in commercial real estate appraisal/investment and served from early 1997 through early 1999 as a portfolio manager with Basswood Partners, a New York-based real estate stock hedge fund. Prior to that time he was a consultant and student, including working as a graduate student intern at Reichmann International LP from January through May of 1995. Mr. French received his Bachelors Degree from Trinity College in Dublin, Ireland, and a Masters Degree in Real Estate Development from Columbia University. Mr. French seeks to take an active approach to his and his investors' public company holdings, so as to realize underlying asset values for shareholders.

                2. Sharwell Securities Trading Ltd. ("Sharwell") is a corporation organized under the laws of Jersey with its principal office and business at 22 Grenville Street, St. Helier, Jersey, Channel Islands JE2 3WQ. Sharwell acts as an investment holding company. Sharwell is a fully owned subsidiary of Yeoman International Holdings SA, a Luxembourg based, diversified investment holding company.

                3. Kappa Alpha Ltd. ("Kappa Alpha") is a corporation organized under the laws of the Isle of Man with its principal office and business at International House, Castle Hill, Victoria Road, Douglas, Isle of Man. Kappa Alpha is an investment company that seeks to invest in undervalued securities. Since 1994, Raymond J. R. French has served as Chairman of Kappa Alpha. Raymond
J. R. French is Raymond A. D. French's father. Shareholders of Kappa Alpha include a number of large UK and Irish financial institutions.

------------------                                           -------------------
CUSIP NO 864444104                                           Page 8 of 17 Pages
------------------                                           -------------------

                4. Hibernian Investment Managers Ltd. ("Hibernian") is an investment advisor and an Irish-based subsidiary of CGNU plc. Hibernian is a corporation organized under the laws of Ireland and its offices are located at Haddington Road, Dublin 2 Ireland. Hibernian provides investment management services for insurance, pension, unit linked and other clients in Ireland and manages in excess of five billion Irish Pounds (over US$5 billion).

                5. CGNU plc ("CGNU") is the parent of its subsidiary Hibernian. CGNU is a corporation organized under the laws of the United Kingdom. Its offices are located at St. Helens 1 London EC3P 3DQ England. CGNU is the sixth largest insurance company in the world with over 15 million customers worldwide and over two hundred billion British Pounds of assets under management. CGNU's activities include long-term savings, general insurance and fund management. CGNU's stock trades on the London Stock Exchange.

                6. Yeoman International Holdings S.A. ("Yeoman") is a corporation organized under the laws of Luxembourg with its principal office and business at 6 Rule Adolphe Fischer, L-1520 Luxembourg. Yeoman is a diversified investment holding company. Yeoman, through various subsidiaries, is a major shareholder in several Irish public and private companies, including Ardagh plc (a glass container manufacturer). In 1999, Ardagh plc acquired Rockware Group (a UK-based, glass container manufacturer) for 240 million British Pounds.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Raymond A.D. French used his personal funds, and funds from investment accounts managed on a discretionary basis by Mr. French, to fund the open market purchases of 17,862 shares of Common Stock during the period from April 4, 2001 to April 23, 2001. The amount of funds used to fund such purchase is approximately $118,341. Prior to April 4, 2001, Mr. French purchased 41,400 shares of Common Stock with funds borrowed in the ordinary course of his business activities from margin accounts.

        Hibernian used its working capital to fund the purchases of 150,687 shares of Common Stock during the period from April 4, 2001 to April 23, 2001. The amount of funds used to fund such purchase is approximately $953,131.

        Kappa Alpha used its working capital to fund the purchases of 17,574 shares of Common Stock during the period from April 4, 2001 to April 23, 2001. The amount of funds used to fund such purchase is approximately $11,193.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The Soliciting Shareholders are soliciting proxies in support of the election of Mr. Raymond A. D. French and Mr. Paul R. Coulson (the "Nominees") to the Board of Directors of the Company (the "Board"). The Soliciting Shareholders have nominated Mr. Coulson and Mr. French for election to the Board because they believe that the present Board and management have failed to maximize shareholder value.

        In particular, the Soliciting Shareholders believe that:

                (1) the Company has produced poor operating results, primarily as a result of rapid growth in corporate-level operating expenses;

                (2) the Board and management have allowed the Company's HotelTools Internet start-up to become a major cash drain, which is hidden by the accounting treatment they have chosen for this investment; and

                (3) the Board and management have failed to aggressively pursue opportunities for shareholders to realize the Company's underlying asset values, through a sale of the Company or its real estate assets.

        The management's candidates for re-election to the Board --- James Kuse and Michael McGovern--- are both long-time business associates of the Company's CEO, David E. Krischer, and they and Mr. Kuse's son, Michael, have had extensive dealings with the Company both before and after the Company's initial public offering ("IPO"). According to disclosures in the Company's SEC filings, Mr. McGovern and Mr. Kuse's son, Michael, or corporations they

------------------                                           -------------------
CUSIP NO 864444104                                           Page 9 of 17 Pages
------------------                                           -------------------


controlled, borrowed money from the Company or sold properties to the Company in every year from 1997 through 1999 and received total sales proceeds, including debt assumption, of over $9,000,000. Mr. Kuse and Mr. McGovern serve on both the Audit Committee and the Compensation Committee. Under Nasdaq rules, the Audit Committee is supposed to be comprised entirely of independent directors, and the Board is supposed to have determined that the members of the Audit Committee are free from any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Soliciting Shareholders believe that the business relationships that Mr. Kuse, his son Michael, and Mr. McGovern have with the Company should have disqualified them from serving on the Audit Committee, and that Mr. Kuse and Mr. McGovern cannot be expected to work for change in the Company's policies or strategic direction.

        The Soliciting Shareholders believe that by electing Mr. Coulson and Mr. Raymond A. D. French, shareholders can give the Company for the first time a majority of truly independent directors, with no interest other than to maximize shareholder value and to exercise their fiduciary duties. To the best of the Soliciting Shareholders' knowledge, the third non-management member of the Board, Mr. John W. Spiegel, has no personal business ties with the Company's existing management. The Soliciting Shareholders believe that with Mr. Coulson, Mr. French and Mr. Spiegel giving the Company a majority of independent directors, it will be possible to work with the other directors and management to improve the Company's performance and change its strategic direction.

        The only stake that the Soliciting Shareholders and their nominees have in the proxy contest is to make the Company's stock more valuable. If they are elected, Mr. Coulson and Mr. Raymond A. D. French intend to ask the Board to reimburse the costs related to their proxy solicitation, including the preparation of the Schedule 13D, but they do not intend to accept any fees or other remuneration for serving on the Board.

        The Soliciting Shareholders believe that the poor performance of the Common Stock since the IPO makes a compelling case for changing the Company's policies. In May 1996, the Company completed an initial public offering at $17 per share. In November 1996, the Company completed a second equity offering at $18.75 per share. In October 1997, the Company completed a third equity offering at $25.50 per share. Since these offerings, the Company has not paid one penny in dividends or distributions on the Common Stock. As of April 19, 2001, the Common Stock was trading at $6.55 per share. As of April 19, 2001, each invested dollar in the IPO was worth 39 cents, each invested dollar in the second equity offering was worth 35 cents, and each invested dollar in the third equity offering was worth 26 cents. This poor five-year performance has occurred during a time of unprecedented economic growth and prosperity in the US economy.

        Conversely, many other US public hotel companies have created value for their shareholders over this period. One dollar invested in the 'Russell 3000 - Hotel/Motel Industry Index' at the end of the second quarter 1996 was worth $1.21 at the end of the first quarter 2001; one dollar invested in the Common Stock over the same period was worth 24 cents. The current management group has presided over the Company's capital allocation and strategic direction decisions throughout this period of poor performance. Further, as the Company's April 12 press

------------------                                           -------------------
CUSIP NO 864444104                                           Page 10 of 17 Pages
------------------                                           -------------------


release makes clear, this same management group has elected to continue with its failed strategies and has rejected the alternative of pursuing a strategic transaction that the Soliciting Shareholders believe would offer the promise of unlocking the Company's asset values for shareholders.

        The Soliciting Shareholders believe that the poor performance of the Common Stock reflects the market's loss of confidence in management's ability or commitment to produce good operating results. The Company's return on average equity in 2000 was only 2.53%. The Net Operating Income (NOI) margin for the Company's owned hotels (defined as the difference between Hotel Revenues and Hotel Operating Expenses, divided by Hotel Revenues) has steadily eroded since the Company's IPO; for 1997 the NOI margin was 48.7%, whereas by year 2000 it had fallen to 45.5%. In each of the three years prior to the Company's IPO, including full year 1996, the NOI margins were over 50%. The Soliciting Shareholders believe that this erosion in operating margins has been caused by a consistently higher growth rate of same-property Hotel Operating Expenses relative to same-property Hotel Revenues. In addition, an even more serious cause of the deterioration of the Company's operating results has been the rapid growth in Corporate Operating Expenses relative to the growth in the Company's Total Revenues. In 1997, the Company's Corporate Operating Expenses of $2,254,000 equated to 9.72% of the Company's Total Revenues. By 2000, the Company's Corporate Operating Expense had jumped to $10,998,000, equating to 14.61% of year 2000 Total Revenues.

        Even these results, dismal as they are, understate the seriousness of the Company's problems because they exclude the effects of the Company's expenditures on HotelTools, an Internet startup. In 2000, the HotelTools losses, which are fully funded by loans from the Company, approximated $8,000,000. This loss would have virtually wiped out the Company's entire 2000 Net Income, which was $8,483,000 before income taxes and $5,263,000 after income taxes, if HotelTools had been consolidated with the Company. The Board managed to avoid showing these losses on the Company's financial statements by structuring its investment as a loan-plus-warrants (the warrants have a nominal exercise price), rather than as stock. However, the Soliciting Shareholders believe that the Company suffered the economic effects of these losses as much as if HotelTools had been accounted for as a wholly owned subsidiary; shareholders of the Company will bear the full brunt of a failure at HotelTools. A further implication of the way in which the HotelTools investment is structured is that it has created minimal disclosure requirements for HotelTools activities and financials in the Company's public filings. Management has indicated to investors that it plans to sink another $7,000,000 into HotelTools in 2001.

        If the Nominees are elected to the Board, they would press for a program of dramatic and comprehensive expense reductions with the goal of rapidly improving the Company's operating margins. This would include a cessation of any further investment in HotelTools. If there is value in this investment, management can demonstrate that value by finding a buyer for both the Company's HotelTools loan and warrants. In addition to ceasing any further investment in HotelTools, the Nominees would also seek to end, or find a strict business rationale for, costly perks and frills such as the Company's opulent headquarters offices. The Nominees would also insist on a major review of the Company's staffing requirements at both the hotel-operating and

------------------                                           -------------------
CUSIP NO 864444104                                           Page 11 of 17 Pages
------------------                                           -------------------


corporate levels. According to the Company's 2000 10K, the Company employed 760 persons at year-end 2000.

        Most importantly, the Nominees would ask the Board to reconsider the decision, reflected in the Company's April 12 press release, that it would not pursue such strategic alternatives as a sale of the Company or its real estate assets. The Soliciting Shareholders believe that when a corporation's stock performance and operating results have been as poor as the Company's have been, a review of strategic alternatives should be conducted under the supervision of a board or committee including a majority of independent directors. The Soliciting Shareholders believe that with the exception of Mr. Spiegel, the present Board lacks the requisite independence to perform this function. Therefore, if the Nominees are elected they would ask the Board to re-evaluate its review of strategic alternatives, with the aim of engaging in a transaction or transactions that would produce substantially more value for shareholders than its present stock price.

        The Soliciting Shareholders believe that the modest stock repurchase program, funded primarily by sales of development sites, which was announced in the April 12 press release, is an inadequate substitute for such a strategic transaction and will leave shareholders without a means of realizing the Company's underlying asset values. The Soliciting Shareholders believe that not only will the Company's stock repurchases fail to deliver the benefits to shareholders of a strategic transaction, these stock repurchases could have the harmful effect of entrenching management and the Board. According to the Company's proxy statement, the directors and executive officers as a group own 30% of the Common Stock. Every share that the Company buys back increases the percentage interest held by Mr. Krischer and his associates. At some point, their stock ownership may get so large that it will be impossible for public shareholders to elect a Board committed to a policy of maximizing shareholder value. The Soliciting Shareholders believe that the shareholders need to change the composition of the Board before the Company passes the point of no return.

        The Soliciting Shareholders believe that sales of individual assets can be a means of maximizing shareholder value, but only if there is an aggressive program to sell all of the Company's owned hotels as well as the hotel development parcels that the Company has said are for sale. If the Company does complete these asset sales, the Soliciting Shareholders believe that the proceeds should be distributed to shareholders through special distributions. Following such distributions, shareholders would continue to own their shares of Common Stock. Post-distribution, the Company would be made up of its franchise/management business and its notes receivable. While there is no assurance of the amount of distributable proceeds that would be generated by such a program of asset sales, the Soliciting Shareholders believe that the benefits of such sales to the Company's shareholders would be so great that the Board should aggressively pursue such a program to determine whether it can be accomplished.

        If the asset sales program were not feasible within a reasonable period of time, the Nominees would seek to have the Board retain an investment banker, not merely to review strategic alternatives, but to pursue a sale of the Company with the goal of obtaining a premium for shareholders over the current market price of the Company stock, if such a transaction can be accomplished.

------------------                                           -------------------
CUSIP NO 864444104                                           Page 12 of 17 Pages
------------------                                           -------------------


        Finally, the Nominees would seek to have the Company adopt a corporate governance structure that gives shareholders a stronger voice in major decisions about the Company's future. The Company has a staggered board and a poison pill. The Soliciting Shareholders believe that these provisions have the effect of both entrenching management and discouraging potential buyers from making an acquisition offer that might be favored by stockholders but opposed by management and the Board. As a first step, the Nominees would ask the Board to allow shareholders to vote on the elimination of the staggered board. This action alone could greatly encourage potential buyers to approach the Company.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a) The following table sets forth information with respect to shares of Common Stock beneficially owned by each Reporting Person as of the close of business on April 23, 2001:

                                                                      Approximate Percentage of
Name                                       Number of Shares             Outstanding Shares(1)
---------------------------------          ----------------           -------------------------
Raymond A.D. French                          307,839(2)                          2.6%
Sharwell Securities Trading Ltd.             197,000                             1.6%
Kappa Alpha Ltd.                             122,574                             1.0%
Hibernian Investment Managers Ltd.           150,687                             1.3%
                                             778,100                             6.38%


                (b) Mr. French has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of, 307,839 shares of Common Stock held for the benefit of certain managed accounts. Of these shares, 254,543 are held for the benefit of certain managed accounts of Raymond A.D. French's parents, Raymond J. R. French and Alys G. C. French. Investors in managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their accounts. Mr. French also has shared power to dispose or direct the disposition of 458,238 shares of Common Stock pursuant to the arrangements described below under "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

                (c) Kappa Alpha is the beneficial owner of 121,574 shares of Common Stock. Pursuant to the arrangements described below under "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," Kappa Alpha has the sole power to vote or to direct the vote, and shared power to dispose of or to direct the disposition of, these shares of Common Stock.

                (d) Sharwell is a beneficial owner of $197,000 shares of Common Stock. Pursuant to the arrangements described below under "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," Sharwell and Yeoman (Sharwell's parent) have the sole power to



-------------------------------

(1) Computed on the basis of 12,003,570 shares of Common Stock outstanding as of March 23, 2001 as specified in the Annual Report on Form 10-K of the Company for the fiscal year period ended December 31, 2000.

(2) Calculated without regard to Mr. French's shared dispositive power in Common Stock owned by other Reporting Persons the effect of which would be that Mr. French would be deemed the beneficial owner of 778,100 shares of Common Stock.

------------------                                           -------------------
CUSIP NO 864444104                                           Page 13 of 17 Pages
------------------                                           -------------------

vote or to direct the vote, and shared power to dispose of or to direct the disposition of, their 197,000 shares of Common Stock.

                (e) Hibernian is the beneficial owner of 150,687 shares of Common Stock held for the benefit of certain client accounts. Pursuant to the arrangements described below under "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," Hibernian has the sole power to vote or to direct the vote, and shared power to dispose of or to direct the disposition of, these shares of Common Stock.

                (f) The following table sets forth transactions with respect to shares of Common Stock during the past 60 by each of the Reporting Persons. Set forth below are the transaction date, average price per share and number of shares traded. The transactions set forth below were open market transactions.

RAYMOND A.D. FRENCH

                 NO. OF SHARES                          DATE                          AVERAGE PRICE PER SHARE
               ------------------                  --------------                  ----------------------------
                     714                                4/4/01                                $5.467
                     760                                4/5/01                                 5.692
                    2429                                4/6/01                                 5.899
                     300                                4/9/01                                 6.026
                     100                                4/9/01                                 6.026
                   3,339                               4/10/01                                 6.346
                   1,227                               4/10/01                                 6.346
                     719                               4/11/01                                 6.586
                   1,958                               4/11/01                                 6.586
                   4,619                               4/12/01                                 6.877
                   1,697                               4/12/01                                 6.877
                     477                               4/23/01                                 7.000



KAPPA ALPHA LTD.


                 NO. OF SHARES                           DATE                          AVERAGE PRICE PER SHARE
               ------------------                  --------------                  ----------------------------
                   1,924                                 4/4/01                                 $5.467
                   2,070                                 4/5/01                                  5.692
                   2,111                                 4/6/01                                  5.899
                     273                                 4/9/01                                  6.026
                   3,349                                4/10/01                                  6.346
                   1,963                                4/11/01                                  6.586
                   4,634                                4/12/01                                  6.877
                   1,250                                4/23/01                                  7.000


HIBERNIAN INVESTMENT MANAGERS LTD.

               NO. OF SHARES                          DATE                         AVERAGE PRICE PER SHARE
               ------------------                  --------------                  ----------------------------
                     16,662                            4/4/01                               $5.467
                     17,870                            4/5/01                                5.692
                     18,160                            4/6/01                                5.899
                      2,327                            4/9/01                                6.026
                     28,585                           4/10/01                                6.346
                     16,760                           4/11/01                                6.586
                     39,550                           4/12/01                                6.877
                     10,773                           4/23/01                                7.000


                (c) Third parties have the right to receive or power to direct the receipt of dividends from the shares of Common Stock reported in this
Schedule 13D, or the proceeds of the sale of shares of the Common Stock reported in this Schedule 13D, but these interests do not relate to more than five percent of the outstanding shares of Common Stock.

------------------                                           -------------------
CUSIP NO 864444104                                           Page 14 of 17 Pages
------------------                                           -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. French acts as an investment adviser to the other Reporting Persons. Mr. French also exerts control over the disposition of shares held by other Reporting Persons under arrangements set forth in agreements between the parties filed as Exhibits 3, 4 & 5 to this Schedule 13D. These agreements with each of Kappa Alpha, Yeoman and Hibernian respectively provide that Kappa Alpha, Yeoman and Hibernian may "trade in [Company] Shares only with Raymond A.D. French's prior approval." These agreements further provide that "[a]ll buy and sell decisions relating to [their investment] must be unanimously agreed to" by the investors and Mr. French.

        In addition, Raymond A. D. French, Raymond J. R. French, and Yeoman have also entered into certain agreements with Hibernian and Kappa Alpha pursuant to which 20% of the net profit resulting from Hibernian and Kappa Alpha's investment in the Common Stock is payable as a fee, 65% to Messrs. French and 35% to Yeoman. Furthermore, Messrs. French have an agreement with Yeoman pursuant to which 20% of the net profit resulting from Sharwell's investment in the Common Stock is payable as a fee, 65% to Messrs. French and 35% to Yeoman.

        Except as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

------------------                                           -------------------
CUSIP NO 864444104                                           Page 15 of 17 Pages
------------------                                           -------------------


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Joint Filing Agreement, dated the 19th of June 2000 (incorporated by reference to Exhibit 1 to the Reporting Persons' Statement on Schedule 13D filed on April 16, 2001 with respect to the Common Stock (the "Original Schedule 13D")).

        2. Agreement between Raymond A.D. French, Raymond J.R. French and Alys G.C. French dated the 23rd of March 2001(incorporated by reference to Exhibit 2 to the Original Schedule 13D).

        3. Agreement between Raymond A.D. French and Yeoman International Holdings S.A. dated the 24th of May 2000 (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

        4. Agreement between Raymond A.D. French and Kappa Alpha Ltd. dated the 1st of September 2000 (incorporated by reference to Exhibit 4 to the Original Schedule 13D).

        5. Agreement between Raymond A.D. French and Hibernian Investment Managers dated the 26th of March 2001(incorporated by reference to Exhibit 5 to the Original Schedule 13D).

------------------                                           -------------------
CUSIP NO 864444104                                           Page 16 of 17 Pages
------------------                                           -------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2001


                                 By: /s/ RAYMOND A. D. FRENCH
                                    ---------------------------------------
                                    Raymond A.D. French


                                 KAPPA ALPHA LTD.


                                 By: /s/ RAYMOND J. R. FRENCH
                                    ---------------------------------------
                                    Name/Title: Raymond J. R. French, Director


                                 SHARWELL SECURITIES TRADING LTD.


                                 By: /s/ PAUL R. COULSON
                                    ---------------------------------------
                                    Name/Title: Paul R. Coulson, Director


                                 HIBERNIAN INVESTMENT MANAGERS LTD.


                                 By: /s/ MARTIN NOLAN
                                    ---------------------------------------
                                    Name/Title: Martin Nolan, Director


                                 YEOMAN INTERNATIONAL HOLDINGS S.A.


                                 By: /s/ PAUL R. COULSON
                                    ---------------------------------------
                                    Name/Title: Paul R. Coulson, Director

------------------                                           -------------------
CUSIP NO 864444104                                           Page 17 of 17 Pages
------------------                                           -------------------


                                  Exhibit Index



1. Joint Filing Agreement, dated the 19th of June 2000 (incorporated by reference to Exhibit 1 to the Reporting Persons' Statement on Schedule 13D, filed on April 16, 2001 with respect to the Common Stock (the "Original Schedule 13D")).

2. Agreement between Raymond A.D. French, Raymond J.R. French and Alys G.C. French dated the 23rd of March 2001 (incorporated by reference to Exhibit 2 to the Original Schedule 13D)

3. Agreement between Raymond A.D. French and Yeoman International Holdings S.A. dated the 24th of May 2000 (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

4. Agreement between Raymond A.D. French and Kappa Alpha Ltd. dated the 1st of September 2000 (incorporated by reference to Exhibit 4 to the Original Schedule 13D).

5. Agreement between Raymond A.D. French and Hibernian Investment Managers dated the 26th of March 2001 (incorporated by reference to Exhibit 5 to the Original Schedule 13D)